News Release Communiqué de Pressee

Exhibit 99.3
2, place de la Coupole
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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Offshore Nigeria: Ofon Field Development Phase 2 Project Launched
Paris, July 19, 2007 — Nigerian National Petroleum Corporation (NNPC) and Total, through its subsidiary Elf Petroleum Nigeria Limited, operator of the NNPC/EPNL Joint Venture with a 40% interest, announce the launch of the Phase 2 of Ofon Field Development Project. The field is located offshore east of Nigeria in OML 102, around 50 kilometres from the coastline, in a water depth of about 40 metres.
Ofon field came on stream in December 1997. The additional reserves (proved and probable) to be developed during this phase are estimated to be over 350 million barrels of oil equivalent. The additional reserves should allow an increase of oil output by around 60,000 barrels per day to around 100,000 barrels per day by the end of 2010.
In addition of existing facilities, new installations consisting of a processing platform, three drilling platforms and an accommodation platform for more than 120 people should be built during Phase 2 of the field development. The new central complex is expected to come on stream in 2010, with development drilling continuing subsequently.
The new phase of the field development project will eliminate gas flaring in Ofon, in line with the policy of the Federal Government of Nigeria and give support to the NNPC/EPNL Joint Venture meeting its gas commitments. Gas will be monetised through the NLNG plant. In addition, all produced water will be re-injected into the reservoir.
In line with Total’s commitments, the Ofon 2 project will contribute significantly to Nigeria’s local content policy in terms of construction works as well as training of Nigerian engineers, technicians and other professionals.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigerian Offshore:
Total has operated in Nigeria for around 50 years. Developing the country’s offshore resources is one of Total’s main growth drivers in Africa, particularly the deep offshore Akpo field in OML 130, which the Group operates on behalf of NNPC, Sapetro, Petrobras and CNOOC. Akpo is scheduled to come on stream in late 2008 at 225,000 barrels of oil equivalent per day. Also located in OML 130, the Egina discovery will be developed separately. Appraisal work is currently underway.
OMLs 99, 100 and 102, operated by Total in a joint venture with NNPC, account for Total’s current offshore production in Nigeria, mainly from the Amenam, Ofon and Odudu fields.
Total is also partnered (12.5%) with Snepco (Shell) as operator on OML 118 which also includes the Bonga field with a current production of around 200,000 barrels of oil per day.
The launch of the development of the offshore Usan field located on OML 138 will also strengthen the offshore production of the Group in Nigeria.
Finally, as a major actor of the LNG market, Total holds a 15 % interest in the Nigeria LNG project, with five trains already in operation, and Train 6 is expected to commence operations at the end 2007.
Total will be able to consolidate its position as one of the leading oil majors in Africa through its expanded presence in Nigeria, combined with growing production volumes in Angola and in Congo (Republic of Congo).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits oil and gas companies, in their filing with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as “proved and probable reserves” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F available from us at 2, place de la Coupole, La Défense 6, 92078 Paris la Défense Cedex, France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.